Press Release

Expansion of Continental and Orbital Alliance

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Continental and Orbital agree on restructured joint venture scope to accelerate Synerject growth and profits.

Orbital becomes Continental’s exclusive representative for specific CNG and LPG products for passenger cars, transport and mining applications in Australia and New Zealand.

Synerject pays a special dividend of US$2.25m to each of Orbital and Continental.

Continental will take a majority interest in Synerject by the purchase of 8% of Synerject from Orbital.

PERTH, AUSTRALIA – 30 March 2009 – International clean energy technology group, Orbital Corporation Limited (ASX: OEC – “Orbital”), together with Continental Corporation has changed the commercial and ownership arrangements of their joint venture, Synerject LLC.

Orbital said today that it had settled a long standing arrangement to take up 10% of Synerject shares to maintain a 50:50 joint ownership with Continental by payment of US$4 million. Further, Continental has agreed to purchase 8% of Synerject from Orbital for US$4 million and agreed to a series of new commercial arrangements with Orbital and Synerject.

The key elements of the new arrangements are as follows:

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Orbital and Continental plan to expand the scope of Synerject’s business.

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Synerject will be owned 42%, 58% by Orbital and Continental respectively.

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Synerject will continue to operate as an independent business.

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Continental will contribute a North American marine Engine Control Unit business with revenue of US$10m to Synerject.

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Synerject’s scope will be expanded to include manufacturing and supply of CNG products for heavy duty engine and other specialized application areas.

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With Continental’s majority share, Synerject’s purchasing power will improve significantly with full access to Continental’s purchasing systems and processes.

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Orbital will become the representative for the supply of Continental LPG and CNG fuel supply components such as ECU interface box including software, injectors, regulators and fuel rails for passenger cars, heavy duty engine and mining applications in Australia and New Zealand.

Orbital will record a profit after tax of approximately US$1.7 million on the sale of 8% of Synerject to Continental for US$4 million. Both partners will receive a dividend of US$2.25 million payable immediately prior to the change in ownership.

“The new ownership and business relationship is a further evolution of the long standing relationship with Continental” said Orbital’s CEO Terry Stinson. “Synerject will receive significant benefits by being majority owned and controlled by Continental and the bottom line improvements will flow to both shareholders.  We expect this to ultimately show a better overall financial result for Orbital over the previous arrangement.  This is also in line with Orbital’s strategic plans to expand into alternative fuels”, he added.

Orbital has expanded its long standing alliance with Continental by becoming the exclusive representative for CNG and LPG systems that utilise Continental’s components in Australia and New Zealand. This will compliment the recently acquired LPG system supply business (Orbital Gas Products). Orbital and Continental are discussing further business relationships particularly in the Australian alternative fuel industry.

“We are very pleased to take a greater interest in the Synerject operations.” said Torsten Bellon, Director Engine Systems Non-Automotive & Low Cost Systems.  ”We believe that Synerject has great potential particularly in the Asian motorcycle sector”.

ENDS

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

About Continental

With sales exceeding €24 billion in 2008, the Continental Corporation is one of the top automotive suppliers worldwide. As a supplier of brake systems, systems and components for the powertrain and chassis, instrumentation, infotainment solutions, vehicle electronics, tires and technical elastomers, the corporation contributes towards enhanced driving safety and protection of the global climate. Continental is also a competent partner in networked automobile communication. The corporation employs nearly 140,000 at approximately 190 locations in 35 countries.

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Contacts at Continental:

Contact at Orbital:

Susanne Einzinger

Terry Stinson

Head of Communications Asia

CEO

Continental

Orbital Corporation Ltd.

Jiu Shi Tower - 6th Floor

4 WHIPPLE STREET

No.28 Zhong Shan Nan Road

Balcatta WA 6021

Shanghai 200010 P.R.China

Australia

Tel: +86 21 6080 4551

Tel: +61 8 9441 2462

susanne.einzinger@continental-corporation.com

Info@orbitalcorp.com.au

http://www.continental-corporation.com

http://www.orbitalcorp.com.au